SEC 06007046 IISSION

RECEIVED MAR - 6 2006 SEC MAIL PROCESSING WASHINGTON DC SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-021602~~ 8-39079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARCO CONSULTING GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 W. WASHINGTON BLVD., 9TH FLOOR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEGACY PROFESSIONALS LLP
(Name – *if individual, state last, first, middle name*)

30 N. LASALLE ST., SUITE 4200 (Address) CHICAGO (City) ILLINOIS (State) 60602 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS A. MITCHELL, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARCO CONSULTING GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

Signature

Vice Chairman

Title

[signature]

Notary Public

Official Seal
Mary Gremmler
Notary Public State of Illinois
My Commission Expires 04/14/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO CONSULTING GROUP, INC.

FINANCIAL STATEMENTS WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

CONTENTS

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying balance sheets of Marco Consulting Group, Inc. as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders' equity and of cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marco Consulting Group, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Legacy Professionals LLP

February 1, 2006

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

MARCO CONSULTING GROUP, INC.

BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CASH ON HAND AND IN BANKS	$ 1,500,935	$ 928,637
ACCOUNTS RECEIVABLE	1,088,707	536,200
PREPAID EXPENSES	184,300	63,891
NOTE RECEIVABLE	1,755,000	2,252,000
Total assets	$ 4,528,942	$ 3,780,728
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Customer deposits	$ -	$ 63,455
Accrued expenses	131,152	-
State income taxes payable	30,000	12,000
Deferred state income taxes	26,000	34,000
Due to Marco Investment Services, Inc.	150,000	100,000
Total liabilities	337,152	209,455
STOCKHOLDERS' EQUITY		
Common stock, no par value, 10,000 shares authorized	1,180	1,184
Additional paid-in capital	237,256	242,012
Retained earnings	3,953,354	3,328,077
Total stockholders' equity	4,191,790	3,571,273
Total liabilities and stockholders' equity	$ 4,528,942	$ 3,780,728

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Operations

Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Fee income	$ 12,349,437	$ 10,157,938
Operating expenses		
Bad debts expense	-	27,497
Compliance and registration	17,034	17,956
Employee benefits	100,368	79,597
Insurance expense	211,985	133,297
Management fees	8,286,203	8,053,062
Miscellaneous expense	173	1,438
Payroll taxes	136,500	100,534
Retirement benefits	169,276	144,333
Salaries	2,300,526	1,561,800
Total	11,222,065	10,119,514
Operating income	1,127,372	38,424
Other income		
Conference fees	335,414	202,039
Interest income	178,809	184,596
Travel reimbursements	96,936	84,210
Total other income	611,159	470,845
Income before income tax and note revaluation	1,738,531	509,269
Income tax expense (benefit)		
Current portion	30,441	9,702
Deferred portion	(8,000)	(13,000)
Income tax expense (benefit) - net	22,441	(3,298)
Income before note revaluation	1,716,090	512,567
Note revaluation adjustment	(426,000)	(690,000)
Net income (loss)	$ 1,290,090	$ (177,433)

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2005 and 2004

	Capital Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCE AT DECEMBER 31, 2003	5,706	$ 1,190	$ 246,246	$ 4,031,841
Add				
Net (loss)	-	-	-	(177,433)
Less				
Stock reacquired from former employees	(20)	(6)	(4,234)	-
Dividend distributions	-	-	-	(526,331)
BALANCE AT DECEMBER 31, 2004	5,686	1,184	242,012	3,328,077
Add				
Net income	-	-	-	1,290,090
Less				
Stock reacquired from former employees	(20)	(4)	(4,756)	-
Dividend distributions	-	-	-	(664,813)
BALANCE AT DECEMBER 31, 2005	5,666	$ 1,180	$ 237,256	$ 3,953,354

See accompanying notes to financial statements.

Marco Consulting Group, Inc.

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 1,290,090	$ (177,433)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Note receivable revaluation adjustment	426,000	690,000
Net (increase) decrease in		
Accounts receivable	(552,507)	124,943
Prepaid expenses	(120,409)	(12,682)
Net increase (decrease) in		
Customer deposits	(63,455)	63,455
Accrued expenses	131,152	-
State income taxes payable	18,000	2,000
Deferred state income taxes	(8,000)	(13,000)
Due to Marco Investment Services, Inc.	50,000	(100,000)
Net cash provided by operating activities	1,170,871	577,283
Cash flows from investing activities		
Principal received on note receivable	71,000	177,000
Cash flows from financing activities		
Dividend distributions	(664,813)	(526,331)
Payments to reacquire stock	(4,760)	(4,240)
Net cash (used in) financing activities	(669,573)	(530,571)
Net increase in cash and cash equivalents	572,298	223,712
Cash and cash equivalents		
Beginning of year	928,637	704,925
End of year	$ 1,500,935	$ 928,637
Supplemental disclosures of cash flow information		
Cash paid during the year for state income taxes and estimated payments	$ 12,441	$ 7,702

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Registration - Marco Consulting Group, Inc. complies with the regulatory requirements of United States Securities Law. The firm is registered as a broker-dealer and a registered investment advisor with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Revenue Recognition - Fee income is recognized when billed or when services have been rendered unless collection is not reasonably assured.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties to be cash or cash equivalents.

Accounts Receivable - Management believes all accounts receivable are current and collectible. Therefore, a provision for uncollectible accounts has not been included. Any accounts deemed to be uncollectible are charged to operations when the determination is made.

Income Taxes - Effective January 1, 1989, the Company with the consent of its shareholders, elected under the Internal Revenue Code to be taxed as an S corporation. Accordingly, the Company is not ordinarily subject to federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual income taxes on their ratable share of the Company's taxable income. The Company continues to be subject to state taxes.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes result from using different accounting methods for financial reporting from those used for income tax reporting. The Company recognized the profit from the installment sale of discontinued operations for financial reporting in 2001. For income tax reporting, the installment sale profit was deferred. The deferred tax liability represents the future tax return consequences of the difference, which will be taxable when installments on the note receivable are paid.

Workforce - The majority of employees are covered under a collective bargaining agreement which expires in 2007.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2. NATURE OF THE BUSINESS

Marco Consulting Group, Inc. is primarily engaged in providing investment evaluation and consulting services to the boards of trustees of various multiemployer employee benefit plans. The Company is registered with regulatory bodies to function as an introducing broker and to clear all transactions for customers on a fully disclosed basis with clearing brokers. The Company does not hold funds for or owe funds to customers and does not carry accounts for customers.

NOTE 3. RETIREMENT PLANS

The Company contributes to three qualified retirement plans as part of an affiliated group with a related organization. Consequently, the Company pays its proportionate share of the total contribution.

A qualified savings and retirement plan covers all full-time employees. Under the terms of the plan, employees may elect to contribute pretax earnings up to the maximum allowable amount. The Company matches the first 3% of earnings deferred up to a maximum contribution of $750 per employee. The matching contribution to the plan was $38,802 and $42,299 for the years ended December 31, 2005 and 2004, respectively. The Company's allocated portion was $7,069 and $6,750 respectively. Additional discretionary contributions are allowed under the plan. No discretionary contributions were made in 2005 or 2004.

Under the terms of a collective bargaining agreement, the Company contributes to a multiemployer defined benefit pension plan for its union employees. The total contributions to the plan were $56,231 and $71,581 for the years ended December 31, 2005 and 2004, respectively. The Company's allocated portion was $3,625 and $3,423 respectively.

A qualified pension plan covers those eligible employees not participating in the multiemployer pension plan. Under the terms of the plan, the Company's contribution is discretionary up to the maximum allowable deduction. Contributions are allocated to eligible employees by class pursuant to a formula considered nondiscriminatory. The total contribution to the plan was $266,764 and $224,000 for the years ended December 31, 2005 and 2004, respectively. The Company's allocated portion of the expense was $158,582 and $134,160 for December 31, 2005 and 2004, respectively.

NOTE 4. COMPLIANCE WITH SEC RULE 17A-5(D)

A statement of changes in liabilities subordinated to claims of general creditors is not presented because no such liabilities exist.

Information relating to possession or control requirements and a computation for determination of reserve requirements are not presented because the Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and as such, operates under a claim of exemption from Rule 15c3-3.

The Company has no subsidiaries, nor is it a subsidiary of any other corporation.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The required net capital is the greater of 6-2/3% of liabilities, which computes to $22,478 and $13,964 respectively, at December 31, 2005 and 2004, or $5,000 at both December 31, 2005 and 2004. At December 31, 2005 and 2004, the Company had net capital of $1,163,583 and $718,982 which was $1,141,105 and $705,018 respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .29 to 1 at both December 31, 2005 and 2004.

NOTE 6. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of checking and money market accounts. The Company places temporary cash investments with a financial institution deemed to be creditworthy. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. The balance in excess of federally insured limits at December 31, 2005 is approximately $1,400,000.

NOTE 7. RELATED ORGANIZATION

The Company is related to Marco Investment Services, Inc., an Illinois S corporation, through common ownership. The activities of this organization are not included in the accompanying financial statements.

Note 7. Related Organization (continued)

Beginning January 1, 1996, the Company entered into an agreement with Marco Investment Services, Inc. for investment consultant and advisor services, and management services to assist the Company in servicing its clients. During the years ended December 31, 2005 and 2004, $8,286,203 and $8,053,062 respectively, was incurred under this agreement. At December 31, 2005, the Company owed Marco Investment Services, Inc. $150,000 under the agreement.

Note 8. Contingencies and Commitments

The Company has agreements with certain officers which provide that upon their death or disability, the Company will continue to pay for five years, 50% of the total of their average compensation and proportionate profits for the three prior years. The Company maintains insurance that would be used to offset some of the obligation.

The Company also has an obligation to purchase Company stock from shareholder-employees in the event of death, disability, retirement or any other severance of employment. The purchase price is to be based on net book value excluding the note receivable on the sale of recapture of brokerage commission business. Payments received on the note will be specifically accounted for over the term of the note.

Note 9. Sale of Recapture of Brokerage Commission Business

On July 3, 2001, Marco Consulting Group, Inc. entered into a purchase and sale agreement with JaK Direct (JaK) in which the Company sold its list of clients with respect to its recapture of brokerage commission business and the goodwill associated with it. In return, the Company obtained a $5,000,000 promissory note which is secured by the client list. The promissory note is noninterest bearing and calls for quarterly payments which are computed based on a percentage of net recaptured commissions after all expenses have been paid by JaK.

At December 31, the Company estimates the timing and amount of payments to be received from JaK in order to value the note receivable. As of December 31, 2005, it is estimated that the note will be repaid in quarterly payments through 2023. The note is shown on the balance sheet at the present value of the estimated cash flows. The discount on the payments is computed using a risk adjusted rate. The change in estimated present value of the note resulted in $426,000 and $690,000 of expense being recognized in 2005 and 2004, respectively.

NOTE 10. EQUITY SHARING PLAN

The Company has established an Equity Sharing Plan. The purpose of the plan is to provide certain key employees with an opportunity to participate in the increased value of the Company. Employees are issued units representing a specific percentage of equity in the Company, but not actual ownership thereof. The units are valued based on the increase, if any, in gross revenues from the date issued. Participants are paid for their units upon termination of employment, death or disability. Units vest at the end of the fifth year following the issuance of the unit. In the case of death or disability, participants are 100% vested.

The Company first issued units effective January 2003, none of which are vested as of December 31, 2005.

SUPPLEMENTARY INFORMATION

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS ON SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Marco Consulting Group, Inc.

We have audited the accompanying financial statements of Marco Consulting Group, Inc. as of and for the year ended December 31, 2005 and have issued our report thereon dated February 1, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information that appears on pages 12 through 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Legacy Professionals LLP

February 1, 2006

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Marco Consulting Group, Inc.

Schedule of Net Capital Computation

December 31, 2005

Net capital		
Total stockholders' equity		$ 4,191,790
Deductions for nonallowable assets		
Accounts receivable	$ 1,088,707	
Other nonallowable assets	1,939,500	3,028,207
Net capital		$ 1,163,583
Aggregate indebtedness		$ 337,152
Ratio: Aggregate indebtedness to net capital		.29 to 1
Reconciliation with Company's computation		
The difference between the above net capital computation and the Company's computation included in Part II of Form X-17a-5 as of December 31, 2005 is as follows		
Net capital as reported in Company's Part II FOCUS report		$ 1,316,434
Audit adjustment for liabilities		(152,851)
Net capital per above		$ 1,163,583

MARCO CONSULTING GROUP, INC.

STATEMENT OF EXEMPTION UNDER SEC RULE 15C3-3

DECEMBER 31, 2005

Marco Consulting Group, Inc. operates under a claim of exemption from the reserve requirement as provided in SEC Rule 15c3-3(k)(2)(ii). The Company does not hold funds for or owe funds to customers, does not carry accounts for customers and does not perform custodial functions for clients.

LEGACY
PROFESSIONALS LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors of
Marco Consulting Group, Inc.

In planning and performing our audit of the financial statements of Marco Consulting Group, Inc. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Marco Consulting Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures stated in the preceding paragraph.

30 North LaSalle Street | Suite 4200 | Chicago, IL 60602 | 312.368.0500 | 312.368.0746 Fax | www.legacycpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Legacy Professionals LLP

February 1, 2006